February 13, 2020

VIA EDGAR

Tim Buchmiller

Staff Attorney

Division of Corporation Finance, Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Quanta, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-235930)

On behalf of Quanta, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 5:30 p.m. Eastern Time on Thursday, February 13, 2020, or as soon as practicable thereafter.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that notwithstanding any review, comments, action or absence of action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (818) 940-1617 or our counsel, David Mannheim at Nelson Mullins Riley & Scarborough LLP, at (919) 329-3804.

Sincerely,

QUANTA, INC.

By:	/s/ Eric Rice
Name:	Eric Rice
Title:	Chairman, CEO and CFO